UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	New Appointment to the Board of Directors

Item 1

New Appointment to the Board of Directors

The Company hereby wishes to report that, in its meeting yesterday, the Board of Directors has approved the appointment of Mr. Reem Aminoach as member of the Company's Board. Mr. Aminoach's tenure will be in effect until the next general meeting of the Company's shareholders.

Mr. Aminoach is a certified public accountant in Israel, and holds a BA in Accounting and Economics (academic honors, Dean's honor list) and an MBA in business administration, both from the Tel-Aviv University. Until recently, Mr. Aminoach served as founding partner of Shtainmetz Aminoach & Co., Certified Public Accountants. Prior to that, Mr. Aminoach held the military rank of Brigadier General (res.), in his capacity as a member of the IDF General Staff Forum, head of the Budget Department at the Ministry of Defense, chief financial advisor to the Chief of Staff of the IDF and head of the IDF’s Budgetary Array. Mr. Aminoach has also previously served as director on the board of Ofer Brothers Investments Ltd., and as director and chairman of the audit committee at Zim Integrated Shipping Services Ltd. (part of the Israel Corporation Group). Mr. Aminoach also served as a member of the Board of Trustees of the Hadassah Medical Center in Jerusalem.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: March 15, 2017